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                      July 7, 2022

       Bryan Donohoe
       Chief Executive Officer
       Ares Commercial Real Estate Corporation
       245 Park Avenue, 42nd Floor
       New York, NY 10167

                                                        Re: Ares Commercial
Real Estate Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2022
                                                            File No. 333-265937

       Dear Mr. Donohoe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction
       cc:                                              Monica J. Shilling,
Esq.